UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: June 28, 2011

By:	/s/ Alexander Izosimov
Name:	Alexander Izosimov
Title:	Chief Executive Officer

VimpelCom shareholders elect new Supervisory Board

Co-founder Augie Fabela II unanimously appointed Chairman of the Board

Amsterdam (June 28, 2011) - VimpelCom Ltd. (“VimpelCom” or the “Company”) (NYSE: VIP), announced that at its Annual General Meeting of Shareholders (AGM) held today in Amsterdam shareholders elected a new Supervisory Board. Holders of approximately 91.3% of the Company’s shares were represented at the AGM.

Augie K. Fabela II, Co-Founder and Chairman Emeritus of VimpelCom, was elected to serve on the Supervisory Board and was unanimously appointed by the Supervisory Board as its new Chairman. Mr. Fabela succeeds Jo O. Lunder, who, as previously announced, will become CEO of VimpelCom effective July 1, 2011.

Joining Mr. Fabela on the Supervisory Board are Mikhail M. Fridman, Kjell-Morten Johnsen, Dr. Hans-Peter Kohlhammer, Leonid R. Novoselsky, Alexey M. Reznikovich, Ole-Bjorn Sjulstad, Jan-Edvard Thygesen and Andrei Baranov1.

Mr. Fabela stated, “I am honored to be elected to the position of chairman of VimpelCom Ltd. Having been closely involved in the Company’s development for nearly 20 years, I am proud of VimpelCom’s accomplishments and excited about our future as a leading global telecommunications company. I look forward to working closely with Jo Lunder and our Supervisory Board to integrate Wind Telecom and to deliver value to all our shareholders.”

Mr. Fabela co-founded OJSC VimpelCom in 1992 and served as Chairman until 2003. In 1996, Mr. Fabela led VimpelCom to become the first Russian company to list its shares on the NYSE. As Chairman, Mr. Fabela brought both Telenor and Alfa Group into OJSC VimpelCom as strategic shareholders. In 2003, Mr. Fabela was appointed Chairman Emeritus and in that position has served as an advisor to the Company’s Board and management on strategic issues, including the Wind Telecom combination.

For more information about the Company’s Board of Directors and related biographies, please see VimpelCom’s web site, www.vimpelcom.com in the “Corporate Profile/Leadership” section.

VimpelCom is one of the world’s largest integrated telecommunications services operators offering a wide range of wireless, fixed, and broadband services in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Vietnam, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 868 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “Banglalink”, “Telecel”, and “Djezzy” brands. As of March 31, 2011 VimpelCom had 186 million mobile subscribers. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: www.vimpelcom.com

[1]	Following the AGM Mr. Baranov was appointed by Altimo to replace Oleg Malis, who recently left Altimo.

For more information please contact:

Investor Relations:

VimpelCom Ltd.

Gerbrand Nijman

Investor_Relations@vimpelcom.com

Tel: +31 (0)20 79 77 203 (Amsterdam)

Media and Public Relations:

VimpelCom Ltd.

Elena Prokhorova

pr@vimpelcom.com

Tel: +7(495) 725-0708 (Moscow)